UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CTI Group (Holdings) Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number)

Chad J. Rubin

Duane Morris LLP

30 S. 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126431 10 5	Page 2 of 6

1.	Names of reporting persons. Salah N. Osseiran
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Lebanon
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 19,412,408
	8.	Shared voting power 0
	9.	Sole dispositive power 19,412,408
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 19,412,408
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 64.1%*
14.	Type of reporting person (see instructions) IN

*	Based on the sum of (i) 29,179,271 shares of the Company’s Common Stock outstanding, as provided to the Reporting Person by the Issuer, and (ii) the 195,833 shares of the Issuer’s Common Stock issuable upon exercise of the options which are currently exercisable.

CUSIP No. 126431 10 5	Page 3 of 6

1.	Names of reporting persons. Salah N. Osseiran Trust
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 19,216,575
	8.	Shared voting power 0
	9.	Sole dispositive power 19,216,575
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 19,216,575
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.5%**
14.	Type of reporting person (see instructions) OO

**	Based on the sum of (i) 29,178,271 shares of the Company’s Common Stock outstanding, as provided to the Reporting Person by the Issuer, and (ii) the 162,500 shares of the Issuer’s Common Stock issuable upon exercise of the options which are currently exercisable.

CUSIP No. 126431 10 5	Page 4 of 6

1.	Names of reporting persons. Fairford Holdings Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 19,171,575
	8.	Shared voting power 0
	9.	Sole dispositive power 19,171,575
	10.	Shared dispositive power 19,171,575
11.	Aggregate amount beneficially owned by each reporting person 19,171,575
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.3%***
14.	Type of reporting person (see instructions) CO

***	Based on the sum of (i) 29,178,271 shares of the Company’s Common Stock outstanding, as provided to the Reporting Person by the Issuer, and (ii) the 162,500 shares of the Issuer’s Common Stock issuable upon exercise of the options which are currently exercisable.

CUSIP No. 126431 10 5	Page 5 of 6

This Amendment No. 5 (this “Amendment No. 5”) amends Items 3, 4 and 6 to reflect changes to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2001, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 24, 2002; Amendment No. 2 to Schedule 13D filed with the SEC on February 29, 2008; Amendment No. 3 to Schedule 13D filed with the SEC on March 8, 2013; and Amendment No. 4 to Schedule 13D filed with the SEC on November 1, 2013 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 4 of the Schedule 13D is incorporated herein by reference. In all other respects, Item 3 remains unchanged.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

As previously described, John Birbeck and Michael Reinarts and the Reporting Person (collectively, the “Potential Investors”), submitted a letter, dated March 7, 2013 including a preliminary, non-binding indication of interest (the “Non-Binding Indication of Interest”) to the Issuer’s Board of Directors to acquire, directly or indirectly, all of the issued and outstanding Common Stock of the Issuer, all of the value of the outstanding options to purchase any Common Stock, and all other securities of the Issuer, in each case not currently owned by the Potential Investors (such potential acquisition, the “Proposed Transaction”), pursuant to which all outstanding shares of Common Stock not currently owned by the Potential Investors would be acquired for a cash purchase price of $0.29 per share.

The Potential Investors increased the proposed cash purchase price at which it is willing to consider the Proposed Transaction from $0.29 per share in the Non-Binding Indication of Interest to $0.40 per share. The Non-Binding Indication of Interest, as modified by the increase in purchase price, continues to be non-binding.

Except as set forth in the Schedule 13D, the Reporting Person does not presently have any additional plans or proposals that relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intentions with respect to any or all of the matters referred to in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 4 of this Amendment No. 5 is incorporated herein by reference.

6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 30, 2013	/s/ Salah N. Osseiran
Name: Salah N. Osseiran

SALAH N. OSSEIRAN TRUST

		By:	GESTRUST SA, as Trustee

Date:	December 30, 2013	By:	/s/ Diana Brush
			Name:	Diana Brush
			Title:	Senior Trust Manager

Date:	December 30, 2013	By:	/s/ Marc Philippe Angst
			Name:	Marc Philippe Angst
			Title:	Director

FAIRFORD HOLDINGS LIMITED

Date:	December 30, 2013	By:	/s/ Salah N. Osseiran
			Name:	Salah N. Osseiran
			Title:	Director